No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal second quarter and the first half ended September 30, 2012 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: December 12, 2012

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2012

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2012 and September 30, 2012

	Yen (millions)
Assets	March 31, 2012	September 30, 2012
	audited	unaudited
Current assets:
Cash and cash equivalents	¥1,247,113	¥981,309
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,293 million at March 31, 2012 and ¥5,522 million at September 30, 2012 (note 3)	812,155	774,265
Finance subsidiaries-receivables, net (notes 2 and 3)	1,081,721	1,049,450
Inventories (note 4)	1,035,779	1,080,940
Deferred income taxes	188,755	196,661
Other current assets (notes 3, 5 and 7)	373,563	316,450

Total current assets	4,739,086	4,399,075

Finance subsidiaries-receivables, net (notes 2 and 3)	2,364,393	2,319,902

Investments and advances:
Investments in and advances to affiliates	434,744	461,596
Other, including marketable equity securities (notes 3 and 5)	188,863	162,289

Total investments and advances	623,607	623,885

Property on operating leases:
Vehicles	1,773,375	1,794,052
Less accumulated depreciation	300,618	301,439

Net property on operating leases	1,472,757	1,492,613

Property, plant and equipment, at cost:
Land	488,265	488,440
Buildings	1,492,823	1,539,947
Machinery and equipment	3,300,727	3,309,321
Construction in progress	191,107	193,494

	5,472,922	5,531,202
Less accumulated depreciation and amortization	3,499,464	3,490,868

Net property, plant and equipment	1,973,458	2,040,334

Other assets, net of allowance for doubtful accounts of ¥23,036 million at March 31, 2012 and ¥21,993 million at September 30, 2012 (notes 3 and 7)	607,458	571,778

Total assets	¥11,780,759	¥11,447,587

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2012 and September 30, 2012

	Yen (millions)
Liabilities and Equity	March 31, 2012	September 30, 2012
	audited	unaudited
Current liabilities:
Short-term debt	¥964,848	¥940,914
Current portion of long-term debt	911,395	934,743
Trade payables:
Notes	26,499	28,993
Accounts	942,444	763,023
Accrued expenses (note 8)	489,110	490,516
Income taxes payable	24,099	28,517
Other current liabilities (note 7)	221,364	212,197

Total current liabilities	3,579,759	3,398,903

Long-term debt, excluding current portion	2,235,001	2,137,288
Other liabilities (note 8)	1,437,709	1,384,708

Total liabilities	7,252,469	6,920,899

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares at March 31, 2012 and at September 30, 2012; issued 1,811,428,430 shares at March 31, 2012 and at September 30, 2012	86,067	86,067
Capital surplus	172,529	171,117
Legal reserves	47,184	47,457
Retained earnings (note 9(a))	5,769,029	5,921,434
Accumulated other comprehensive income (loss), net (notes 5 and 7)	(1,646,078)	(1,804,147)
Treasury stock, at cost 9,128,871 shares at March 31, 2012 and 9,129,505 shares at September 30, 2012	(26,117)	(26,119)

Total Honda Motor Co., Ltd. shareholders’ equity	4,402,614	4,395,809

Noncontrolling interests	125,676	130,879

Total equity	4,528,290	4,526,688

Commitments and contingent liabilities (note 8)
Total liabilities and equity	¥11,780,759	¥11,447,587

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2011 and 2012

	Yen (millions)
	September 30, 2011	September 30, 2012
	unaudited	unaudited
Net sales and other operating revenue	¥3,600,488	¥4,707,195

Operating costs and expenses:
Cost of sales (note 1(c))	2,695,451	3,494,049
Selling, general and administrative (notes 1(c) and 1(h))	592,064	670,155
Research and development (note 1(c))	237,883	266,111

	3,525,398	4,430,315

Operating income	75,090	276,880

Other income (expenses):
Interest income	16,344	14,360
Interest expense	(5,064)	(6,131)
Other, net (notes 5 and 7)	19,484	15,931

	30,764	24,160

Income before income taxes and equity in income of affiliates	105,854	301,040

Income tax expense (notes 1(e)):
Current	58,250	73,786
Deferred	(4,700)	48,860

	53,550	122,646

Income before equity in income of affiliates	52,304	178,394

Equity in income of affiliates (note 1(g))	44,200	48,229
Net income	96,504	226,623

Less: Net income attributable to noncontrolling interests	4,278	12,667

Net income attributable to Honda Motor Co., Ltd.	¥92,226	¥213,956

	Yen
	September 30, 2011	September 30, 2012
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 11):	¥51.17	¥118.71

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2011 and 2012

	Yen (millions)
	September 30, 2011	September 30, 2012
	unaudited	unaudited
Net income	¥96,504	¥226,623

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(194,397)	(152,299)
Unrealized gains (losses) on available-for-sale securities, net	(5,311)	(12,228)
Unrealized gains (losses) on derivative instruments, net	202	349
Pension and other postretirement benefits adjustments	3,446	4,266

Other comprehensive income (loss), net of tax	(196,060)	(159,912)

Comprehensive income (loss)	(99,556)	66,711
Less: Comprehensive income attributable to noncontrolling interests	(932)	10,824

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥(98,624)	¥55,887

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended September 30, 2011 and 2012

	Yen (millions)
	September 30, 2011	September 30, 2012
	unaudited	unaudited
Net sales and other operating revenue	¥1,885,892	¥2,271,286

Operating costs and expenses:
Cost of sales (note 1(c))	1,405,811	1,702,835
Selling, general and administrative (notes 1(c) and 1(h))	299,897	327,472
Research and development (note 1(c))	127,673	140,112

	1,833,381	2,170,419

Operating income	52,511	100,867

Other income (expenses):
Interest income	8,508	6,661
Interest expense	(2,520)	(3,115)
Other, net (notes 5 and 7)	18,056	1,847

	24,044	5,393

Income before income taxes and equity in income of affiliates	76,555	106,260

Income tax expense (note 1(e)):
Current	35,772	37,915
Deferred	(6,128)	6,898

	29,644	44,813

Income before equity in income of affiliates	46,911	61,447

Equity in income of affiliates	15,562	27,497
Net income	62,473	88,944

Less: Net income attributable to noncontrolling interests	2,044	6,711

Net income attributable to Honda Motor Co., Ltd.	¥60,429	¥82,233

	Yen
	September 30, 2011	September 30, 2012
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 11):	¥33.53	¥45.63

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2011 and 2012

	Yen (millions)
	September 30, 2011	September 30, 2012
	unaudited	unaudited
Net income	¥62,473	¥88,944

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(157,807)	(101,851)
Unrealized gains (losses) on available-for-sale securities, net	(8,616)	(2,420)
Unrealized gains (losses) on derivative instruments, net	87	210
Pension and other postretirement benefits adjustments	1,740	1,903

Other comprehensive income (loss), net of tax	(164,596)	(102,158)

Comprehensive income (loss)	(102,123)	(13,214)
Less: Comprehensive income attributable to noncontrolling interests	(3,083)	4,911

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥(99,040)	¥(18,125)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2011 and 2012

	Yen (millions)
	September 30, 2011	September 30, 2012
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥96,504	¥226,623
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation excluding property on operating leases	152,677	142,150
Depreciation of property on operating leases	101,715	118,213
Deferred income taxes	(4,700)	48,860
Equity in income of affiliates	(44,200)	(48,229)
Dividends from affiliates	22,649	31,365
Provision for credit and lease residual losses on finance subsidiaries-receivables	3,900	2,664
Impairment loss on investments in securities	485	—
Impairment loss on property on operating leases	—	2,208
Loss (gain) on derivative instruments, net	(26,332)	(24,656)
Decrease (increase) in assets:
Trade accounts and notes receivable	146,466	(8,278)
Inventories	39,586	(91,728)
Other current assets	75,350	53,338
Other assets	(3,553)	(18,574)
Increase (decrease) in liabilities:
Trade accounts and notes payable	29,631	(120,313)
Accrued expenses	(18,304)	24,494
Income taxes payable	(8,833)	5,407
Other current liabilities	(32,784)	(387)
Other liabilities	(6,106)	1,290
Other, net	(30,512)	(34,640)

Net cash provided by (used in) operating activities	493,639	309,807

Cash flows from investing activities:
Increase in investments and advances	(10,813)	(10,928)
Decrease in investments and advances	7,135	9,572
Payments for purchases of held-to-maturity securities	(11,156)	(1,118)
Proceeds from redemptions of held-to-maturity securities	45,052	6,435
Capital expenditures	(148,098)	(282,332)
Proceeds from sales of property, plant and equipment	11,575	19,932
Proceeds from insurance recoveries for damaged property, plant and equipment (note 1(h))	—	2,917
Acquisitions of finance subsidiaries-receivables (note 1(f))	(942,009)	(992,380)
Collections of finance subsidiaries-receivables (note 1(f))	905,972	908,938
Purchases of operating lease assets	(330,307)	(416,447)
Proceeds from sales of operating lease assets	194,073	204,356

Net cash provided by (used in) investing activities	(278,576)	(551,055)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(23,676)	19,166
Proceeds from long-term debt	373,379	592,080
Repayments of long-term debt	(405,943)	(520,564)
Dividends paid (note 9(a))	(54,069)	(61,278)
Dividends paid to noncontrolling interests	(14,435)	(5,060)
Sales (purchases) of treasury stock, net	(4)	(2)
Other, net	—	(1,614)

Net cash provided by (used in) financing activities	(124,748)	22,728
Effect of exchange rate changes on cash and cash equivalents	(49,937)	(47,284)

Net change in cash and cash equivalents	40,378	(265,804)
Cash and cash equivalents at beginning of the period	1,279,024	1,247,113

Cash and cash equivalents at end of the period	¥1,319,402	¥981,309

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S.GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2012 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2012. Consolidated financial statements for the year ended March 31, 2012 are derived from the audited consolidated financial statements, while consolidated financial statements for the six months and the three months ended September 30, 2012 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its Japanese subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

Change in depreciation method

Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. In recent years, because sales of global strategic product models are increasing, Honda has been enhancing its production systems and the versatility of production equipment to have better flexibility to meet changes in global customer demand. Further, Honda has resumed more normalized capital expenditures which Honda had previously held down due to financial crisis beginning in the fiscal year ended March 31, 2009. Effective April 1, 2012, Honda changed to the straight line method of depreciation because management believes it better reflects the future economic benefit from the usage of property, plant and equipment under this more flexible and versatile production arrangement. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the six months and the three months ended September 30, 2012 decreased by approximately ¥21,471 million and ¥11,332 million, respectively. Net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share for the six months and the three months ended September 30, 2012 increased by approximately ¥13,716 million and ¥7.61, ¥7,286 million and ¥4.04, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Adoption of New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05 “Presentation of Comprehensive Income”, which amends the FASB Accounting Standards Codification (ASC) 220 “Comprehensive Income”. This amendment requires reporting entities to report other comprehensive income as components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and is effective retrospectively.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which defers the effective date of pending amendments to current accounting guidance prescribed in ASU 2011-05.

Honda adopted ASU 2011-05 as amended by ASU 2011-12, effective April 1, 2012, and discloses consolidated statements of comprehensive income as two separate but consecutive statements.

(e)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the six months ended September 30, 2012. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(f)	Revisions of the Prior Year’s Consolidated Statements of Cash Flow

Revisions have been made to adjust overstatements in both acquisitions of finance subsidiaries-receivables and collections of finance subsidiaries-receivables in the consolidated statements of cash flows, that amounted to ¥93,124 million for the six months ended September 30, 2011.

The revisions have no impact on net cash used in investing activities.

(g)	Impairment Loss on Investments in Affiliates

For the six months ended September 30, 2012, Honda recognized impairment loss of ¥6,525 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended September 30, 2012, Honda does not recognize impairment loss on investments in affiliates.

(h)	Impact on the Company’s Consolidated Financial Position or Results of Operations of the Floods in Thailand

In October 2011, Thailand suffered from severe floods that caused damage to inventories, and machinery and equipment of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates had been temporarily affected by the floods for the year ended March 31, 2012.

Honda recognized insurance recoveries of ¥6,271 million which is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the three months ended September 30, 2012. Honda recognizes insurance recoveries in excess of the incurred losses when settlements with insurance companies are reached.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	March 31, 2012	September 30, 2012
Finance subsidiaries-receivables
Allowance for credit losses	¥20,616	¥15,730
Allowance for losses on lease residual values	5,366	3,731

(3) Credit Quality of Finance Receivables and Allowance for Credit Losses

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets. Receivables on past due operating lease rental payments are included in other current assets in the consolidated balance sheets.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2012 and September 30, 2012:

	Yen (millions)
	March 31, 2012	September 30, 2012
Retail	¥3,328,140	¥3,265,555
Direct financing lease	380,339	386,615
Wholesale flooring	265,644	246,366
Commercial loans	35,678	33,867

Total finance receivables	4,009,801	3,932,403
Less:
Allowance for credit losses	23,049	17,749
Allowance for losses on lease residual values	5,366	3,731
Unearned interest income and fees	16,951	16,725

	3,964,435	3,894,198
Less:
Finance receivables included in trade accounts and notes receivable, net	334,044	323,047
Finance receivables included in other assets, net	184,277	201,799

Finance subsidiaries-receivables, net	3,446,114	3,369,352
Less current portion	1,081,721	1,049,450

Noncurrent finance subsidiaries-receivables, net	¥2,364,393	¥2,319,902

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Allowance for credit losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions such as a rise in unemployment rates or declines in used vehicle prices. The finance subsidiaries of the Company estimate losses incurred on retail and direct financing lease receivables and recognize them in the allowance for credit losses. Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases. The finance subsidiaries of the Company segment these receivables into groups with common characteristics, and estimate collectively the allowance for credit losses on consumer finance receivables by the group. The finance subsidiaries of the Company take into consideration various methodologies when estimating the allowance including vintage loss rate analysis and delinquency roll rate analysis. When performing the vintage loss rate analysis, consumer finance receivables are segregated between retail and direct financing lease, and further segmented into groups with common risk characteristics including collateral type, credit grades and original terms. Loss rates are projected for these pools based on historical rates and adjusted for considerations of emerging trends and changing economic conditions. The roll rate analysis is used primarily by the finance subsidiaries of the Company in North America. This analysis tracks the migration of finance receivables through various stages of delinquency and ultimately to charge-offs. Roll rates are projected based on historical results while also taking into consideration trends and changing economic conditions.

Wholesale receivables are considered to be impaired when it is probable that they will be unable to collect all amounts due according to the original terms of the contract. The finance subsidiaries of the Company recognize estimated losses on them in the allowance for credit losses. Credit risk on wholesale receivables is affected primarily by the financial strength of the dealers within the portfolio. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following tables present the changes in the allowance for credit losses on finance receivables for the six months ended September 30, 2011 and 2012.

For the six months ended September 30, 2011

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of the period	¥25,578	¥1,455	¥1,404	¥28,437
Provision (reversal)	4,138	73	(45)	4,166
Charge-offs	(10,799)	(405)	(71)	(11,275)
Recoveries	4,480	190	28	4,698
Adjustments from foreign currency translation	(1,101)	(113)	(126)	(1,340)

Balance at end of the period	¥22,296	¥1,200	¥1,190	¥24,686

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2012

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of the period	¥20,497	¥1,151	¥1,401	¥23,049
Provision (reversal)	1,656	259	186	2,101
Charge-offs	(9,570)	(285)	(315)	(10,170)
Recoveries	3,911	48	14	3,973
Adjustments from foreign currency translation	(1,114)	(26)	(64)	(1,204)

Balance at end of the period	¥15,380	¥1,147	¥1,222	¥17,749

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

The following tables present an age analysis of past due finance receivables at March 31, 2012 and September 30, 2012.

As of March 31, 2012

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥10,027	¥1,359	¥2,832	¥14,218	¥2,752,386	¥2,766,604
Used & certified auto	4,250	553	354	5,157	414,365	419,522
Others	1,200	474	963	2,637	139,377	142,014

Total retail	15,477	2,386	4,149	22,012	3,306,128	3,328,140
Direct financing lease	1,050	171	893	2,114	378,225	380,339
Wholesale
Wholesale flooring	15	15	253	283	265,361	265,644
Commercial loans	—	—	—	—	35,678	35,678

Total wholesale	15	15	253	283	301,039	301,322

Total finance receivables	¥16,542	¥2,572	¥5,295	¥24,409	¥3,985,392	¥4,009,801

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of September 30, 2012

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥11,366	¥2,077	¥2,691	¥16,134	¥2,722,191	¥2,738,325
Used & certified auto	5,196	956	337	6,489	381,318	387,807
Others	1,185	590	1,053	2,828	136,595	139,423

Total retail	17,747	3,623	4,081	25,451	3,240,104	3,265,555
Direct financing lease	534	230	860	1,624	384,991	386,615
Wholesale
Wholesale flooring	40	18	254	312	246,054	246,366
Commercial loans	4	—	—	4	33,863	33,867

Total wholesale	44	18	254	316	279,917	280,233

Total finance receivables	¥18,325	¥3,871	¥5,195	¥27,391	¥3,905,012	¥3,932,403

* Includes recorded investment of finance receivables that are less than 30 days past due.

Credit quality indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The tables below segment the Company’s portfolio of consumer finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

The following tables present the balances of consumer finance receivables by the credit quality indicators at March 31, 2012 and September 30, 2012.

As of March 31, 2012

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,762,413	¥4,191	¥2,766,604
Used & certified auto	418,615	907	419,522
Others	140,577	1,437	142,014

Total retail	3,321,605	6,535	3,328,140
Direct financing lease	379,275	1,064	380,339

Total	¥3,700,880	¥7,599	¥3,708,479

As of September 30, 2012

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,733,557	¥4,768	¥2,738,325
Used & certified auto	386,514	1,293	387,807
Others	137,780	1,643	139,423

Total retail	3,257,851	7,704	3,265,555
Direct financing lease	385,525	1,090	386,615

Total	¥3,643,376	¥8,794	¥3,652,170

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The tables below present outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

The following tables present the balances of wholesale receivables by the credit quality indicators at March 31, 2012 and September 30, 2012.

As of March 31, 2012

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥150,473	¥115,171	¥265,644
Commercial loans	18,306	17,372	35,678

Total	¥168,779	¥132,543	¥301,322

As of September 30, 2012

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥137,449	¥108,917	¥246,366
Commercial loans	20,210	13,657	33,867

Total	¥157,659	¥122,574	¥280,233

Other finance receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed by the FASB Accounting Standards Codification (ASC) 310 “Receivables” of ¥48,544 million and ¥49,602 million were included in other current assets, investments and advances-other and other assets in the consolidated balance sheets at March 31, 2012 and September 30, 2012, respectively. Honda estimates individually the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥20,320 million and ¥19,594 million at March 31, 2012 and September 30, 2012, respectively, for which the allowance for credit losses were ¥20,299 million and ¥19,573 million at March 31, 2012 and September 30, 2012, respectively.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Inventories

Inventories at March 31, 2012 and September 30, 2012 are summarized as follows:

	Yen (millions)
	March 31, 2012	September 30, 2012
Finished goods	¥603,721	¥661,544
Work in process	44,891	52,453
Raw materials	387,167	366,943

	¥1,035,779	¥1,080,940

(5) Investments and Advances-Other

Investments and advances at March 31, 2012 and September 30, 2012 consist of the following:

	Yen (millions)
	March 31, 2012	September 30, 2012
Current
Corporate debt securities	¥1,404	¥1,641
U.S. government agency debt securities	822	—
Advances	824	2,030
Certificates of deposit	1,509	1,533
Other	—	200

	¥4,559	¥5,404

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	March 31, 2012	September 30, 2012
Noncurrent
Auction rate securities	¥6,651	¥6,272
Marketable equity securities	100,829	80,871
Government bonds	1,999	1,999
U.S. government agency debt securities	10,913	5,260
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	11,697	10,826
Guaranty deposits	21,679	21,131
Advances	1,276	1,448
Other	32,850	33,513

	¥188,863	¥162,289

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2012 and September 30, 2012 is summarized below:

	Yen (millions)
	March 31, 2012	September 30, 2012
Available-for-sale
Cost	¥44,818	¥44,271
Fair value	107,480	87,143
Gross unrealized gains	64,704	47,134
Gross unrealized losses	2,042	4,262

Held-to-maturity *
Amortized cost	¥26,693	¥19,999
Fair value	26,757	20,073
Gross unrealized gains	84	74
Gross unrealized losses	20	—

*	The amounts of amortized cost and fair value related to held-to-maturity securities at March 31, 2012 have been revised from the amounts previously disclosed.

Maturities of debt securities classified as held-to-maturity at September 30, 2012 are as follows:

Yen (millions)
Due within one year	¥3,174
Due after one year through five years	7,417
Due after five years through ten years	7,761
Due after ten years	1,647

Total	¥19,999

There was no significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the six months and the three months ended September 30, 2011 and 2012.

Gross unrealized losses on available-for-sale securities and held-to-maturity securities, and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2012 and September 30, 2012 are as follows:

	Yen (millions)
	March 31, 2012		September 30, 2012
	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥2,971	¥317	¥6,394	¥1,505
12 months or longer	12,302	1,725	11,245	2,757

	¥15,273	¥2,042	¥17,639	¥4,262

Held-to-maturity
Less than 12 months	¥5,734	¥20	¥—	¥—
12 months or longer	—	—	—	—

	¥5,734	¥20	¥—	¥—

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Fair Value Measurement

In accordance with the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and September 30, 2012.

As of March 31, 2012

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 7)	¥—	¥33,566	¥—	¥33,566	¥—	¥—
Interest rate instruments (note 7)	—	31,834	—	31,834	—	—

Total derivative instruments	—	65,400	—	65,400	(21,988)	43,412

Available-for-sale securities
Marketable equity securities	100,829	—	—	100,829	—	100,829
Auction rate securities	—	—	6,651	6,651	—	6,651

Total available-for-sale securities	100,829	—	6,651	107,480	—	107,480

Total	¥100,829	¥65,400	¥6,651	¥172,880	¥(21,988)	¥150,892

Liabilities:
Derivative instruments
Foreign exchange instruments (note 7)	¥—	¥(30,820)	¥—	¥(30,820)	¥—	¥—
Interest rate instruments (note 7)	—	(20,099)	—	(20,099)	—	—

Total derivative instruments	—	(50,919)	—	(50,919)	21,988	(28,931)

Total	¥—	¥(50,919)	¥—	¥(50,919)	¥21,988	¥(28,931)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of September 30, 2012

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 7)	¥—	¥26,885	¥—	¥26,885	¥—	¥—
Interest rate instruments (note 7)	—	33,810	—	33,810	—	—

Total derivative instruments	—	60,695	—	60,695	(24,657)	36,038

Available-for-sale securities
Marketable equity securities	80,871	—	—	80,871	—	80,871
Auction rate securities	—	—	6,272	6,272	—	6,272

Total available-for-sale securities	80,871	—	6,272	87,143	—	87,143

Total	¥80,871	¥60,695	¥6,272	¥147,838	¥(24,657)	¥123,181

Liabilities:
Derivative instruments
Foreign exchange instruments (note 7)	¥—	¥(25,081)	¥—	¥(25,081)	¥—	¥—
Interest rate instruments (note 7)	—	(18,961)	—	(18,961)	—	—

Total derivative instruments	—	(44,042)	—	(44,042)	24,657	(19,385)

Total	¥—	¥(44,042)	¥—	¥(44,042)	¥24,657	¥(19,385)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in ASC 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present a reconciliation during the six months ended September 30, 2011 and 2012 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the six months ended September 30, 2011

	Yen (millions)
	Interest rate instruments (note 7)	Auction rate securities	Total
Balance at beginning of the period	¥(1)	¥6,948	¥6,947
Total realized/unrealized gains or losses
Included in earnings	—	—	—
Included in other comprehensive income (loss)	—	—	—
Purchases, issuances, settlements and sales
Purchases	—	—	—
Issuances	—	—	—
Settlements	—	(31)	(31)
Sales	—	(33)	(33)
Foreign currency translation	1	(540)	(539)

Balance at end of the period	¥—	¥6,344	¥6,344

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	—

For the six months ended September 30, 2012

	Yen (millions)
	Auction rate securities	Total
Balance at beginning of the period	¥6,651	¥6,651
Total realized/unrealized gains or losses
Included in earnings	—	—
Included in other comprehensive income (loss)	—	—
Purchases, issuances, settlements and sales
Purchases	—	—
Issuances	—	—
Settlements	—	—
Sales	(8)	(8)
Foreign currency translation	(371)	(371)

Balance at end of the period	¥6,272	¥6,272

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—
Included in other comprehensive income (loss)	—	—

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income (expenses) – other, net, in the consolidated statements of income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (see note 7)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated by using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurements for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated by using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. To estimate fair value of auction rate securities, Honda uses third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda did not have significant assets and liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2012. For the six months ended September 30, 2012, Honda measured certain investments in affiliates which have quoted market values at fair value on a nonrecurring basis due to the recognition of impairment loss (see note 1(g)). The fair value of the investments was ¥29,956 million and estimated by using quoted market price. Fair value measurement for the investment is classified as Level 1. For the three months ended September 30, 2012, Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis.

Honda has not elected the fair value option for the year ended March 31, 2012 and the six months ended September 30, 2012.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at March 31, 2012 and September 30, 2012 are as follows:

	Yen (millions)
	March 31, 2012		September 30, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *1	¥3,607,127	¥3,653,850	¥3,528,752	¥3,566,872
Held-to-maturity securities *2	26,693	26,757	19,999	20,073
Debt	(4,111,244)	(4,176,361)	(4,012,945)	(4,082,477)

*1

The carrying amounts of finance subsidiaries-receivables at March 31, 2012 and September 30, 2012 in the table exclude ¥357,308 million and ¥365,446 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2012 and September 30, 2012 in the table also include ¥518,321 million and ¥524,846 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

*2	The carrying amounts and the estimated fair value related to held-to-maturity securities at March 31, 2012 have been revised from the amounts previously disclosed.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value. Fair value measurements for retail receivables and commercial loans are mainly classified as Level 3.

Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. Fair value measurement of those Government bonds is classified as Level 1. The fair value of U.S. government agency debt securities is estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for those securities is classified as Level 2.

Debt

The fair values of bonds are estimated by using quoted market prices. Fair value measurement of those bonds is mainly classified as Level 1. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities. Fair value measurements for those loans are mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates (see note 6). Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2012 and September 30, 2012 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	March 31, 2012	September 30, 2012
Foreign currency forward exchange contracts	¥16,191	¥20,755

Foreign exchange instruments	¥16,191	¥20,755

Derivatives not designated as hedging instruments:

	Yen (millions)
	March 31, 2012	September 30, 2012
Foreign currency forward exchange contracts	¥607,458	¥655,420
Foreign currency option contracts	79,090	128,527
Currency swap agreements	450,093	398,282

Foreign exchange instruments	¥1,136,641	¥1,182,229

Interest rate swap agreements	¥3,823,639	¥3,465,740

Interest rate instruments	¥3,823,639	¥3,465,740

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at March 31, 2012 and September 30, 2012 were ¥185 million loss and ¥164 million income, respectively. All amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2012 are expected to be recognized in earnings within the next twelve months.

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed as hedge ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at March 31, 2012 and September 30, 2012 are as follows.

As of March 31, 2012

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(753)	¥—	¥—	¥(753)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥33,566	¥(30,067)	¥22,692	¥2,316	¥(21,509)
Interest rate instruments	31,834	(20,099)	(943)	19,347	(6,669)

Total	¥65,400	¥(50,166)	¥21,749	¥21,663	¥(28,178)

Netting adjustment	(21,988)	21,988

Net amount	¥43,412	¥(28,178)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of September 30, 2012

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥277	¥—	¥277	¥—	¥—

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥26,608	¥(25,081)	¥10,990	¥3,569	¥(13,032)
Interest rate instruments	33,810	(18,961)	3,297	17,905	(6,353)

Total	¥60,418	¥(44,042)	¥14,287	¥21,474	¥(19,385)

Netting adjustment	(24,657)	24,657

Net amount	¥35,761	¥(19,385)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The pre-tax effects of derivative instruments on the Company’s results of operations for the six months and the three months ended September 30, 2011 and 2012 are as follows:

For the six months ended September 30, 2011

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥107	Other income (expenses) - Other, net	¥(229)	Other income (expenses) - Other, net	¥120

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥43,567
Interest rate instruments	Other income (expenses) - Other, net	(2,545)

Total		¥41,022

For the six months ended September 30, 2012

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥192	Other income (expenses) - Other, net	¥(369)	Other income (expenses) - Other, net	¥(279)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥23,193
Interest rate instruments	Other income (expenses) - Other, net	4,252

Total		¥27,445

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2011

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥175	Other income (expenses) - Other, net	¥31	Other income (expenses) - Other, net	¥96

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥18,856
Interest rate instruments	Other income (expenses) - Other, net	1,782

Total		¥20,638

For the three months ended September 30, 2012

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥264	Other income (expenses) - Other, net	¥(72)	Other income (expenses) - Other, net	¥13

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥10,248
Interest rate instruments	Other income (expenses) - Other, net	(162)

Total		¥10,086

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At March 31, 2012 and September 30, 2012, Honda has guaranteed ¥28,165 million and ¥27,148 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥28,165 million and ¥27,148 million, respectively, at March 31, 2012 and September 30, 2012. At September 30, 2012, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the year ended March 31, 2012 and the six months ended September 30, 2012 are as follows:

	Yen (millions)
	March 31, 2012	September 30, 2012
Balance at beginning of the period	¥213,943	¥170,562
Warranty claims paid during the period	(82,547)	(31,740)
Liabilities accrued for warranties issued during the period	60,004	51,485
Changes in liabilities for pre-existing warranties during the period	(17,697)	(3,484)
Foreign currency translation	(3,141)	(5,635)

Balance at end of the period	¥170,562	¥181,188

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the six months ended September 30, 2011

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 23, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	March 31, 2011
Effective date	June 24, 2011
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on August 1, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	June 30, 2011
Effective date	August 24, 2011
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the six months ended September 30, 2011, effective after the period

Resolution	The board of directors meeting on October 31, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	September 30, 2011
Effective date	November 25, 2011
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2012

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 21, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	March 31, 2012
Effective date	June 22, 2012
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 31, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	June 30, 2012
Effective date	August 24, 2012
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the six months ended September 30, 2012, effective after the period

Resolution	The board of directors meeting on October 29, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	September 30, 2012
Effective date	November 27, 2012
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

For the three months ended September 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥357,333	¥1,333,051	¥126,498	¥69,010	¥1,885,892	¥—	¥1,885,892
Intersegment	—	4,094	2,665	3,123	9,882	(9,882)	—

Total	¥357,333	¥1,337,145	¥129,163	¥72,133	¥1,895,774	¥(9,882)	¥1,885,892

Segment income (loss)	¥38,934	¥(29,141)	¥42,832	¥(114)	¥52,511	¥—	¥52,511

For the three months ended September 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥309,714	¥1,766,213	¥130,400	¥64,959	¥2,271,286	¥—	¥2,271,286
Intersegment	—	3,582	2,770	2,330	8,682	(8,682)	—

Total	¥309,714	¥1,769,795	¥133,170	¥67,289	¥2,279,968	¥(8,682)	¥2,271,286

Segment income (loss)	¥25,400	¥37,137	¥38,277	¥53	¥100,867	¥—	¥100,867

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the six months ended September 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥687,697	¥2,509,964	¥262,321	¥140,506	¥3,600,488	¥—	¥3,600,488
Intersegment	—	6,009	5,471	5,565	17,045	(17,045)	—

Total	¥687,697	¥2,515,973	¥267,792	¥146,071	¥3,617,533	¥(17,045)	¥3,600,488

Segment income (loss)	¥83,867	¥(105,369)	¥96,446	¥146	¥75,090	¥—	¥75,090

Assets	¥1,013,316	¥4,422,585	¥5,169,282	¥299,983	¥10,905,166	¥8,093	¥10,913,259
Depreciation and amortization	¥19,912	¥127,257	¥102,469	¥4,754	¥254,392	¥—	¥254,392
Capital expenditures	¥24,828	¥111,314	¥332,068	¥4,169	¥472,379	¥—	¥472,379

As of and for the six months ended September 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥656,364	¥3,656,723	¥261,679	¥132,429	¥4,707,195	¥—	¥4,707,195
Intersegment	—	7,832	5,517	4,818	18,167	(18,167)	—

Total	¥656,364	¥3,664,555	¥267,196	¥137,247	¥4,725,362	¥(18,167)	¥4,707,195

Segment income (loss)	¥62,202	¥137,798	¥79,114	¥(2,234)	¥276,880	¥—	¥276,880

Assets	¥903,372	¥4,946,320	¥5,577,763	¥284,322	¥11,711,777	¥(264,190)	¥11,447,587
Depreciation and amortization	¥16,420	¥120,868	¥118,872	¥4,203	¥260,363	¥—	¥260,363
Capital expenditures	¥26,653	¥230,473	¥417,058	¥6,780	¥680,964	¥—	¥680,964

Explanatory notes:

1.	Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥465,864 million as of September 30, 2011 and ¥228,945 million as of September 30, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial services business include ¥101,715 million for the six months ended September 30, 2011 and ¥118,213 million for the six months ended September 30, 2012, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial services business includes ¥330,307 million for the six months ended September 30, 2011 and ¥416,447 million for the six months ended September 30, 2012 respectively, of purchase of operating lease assets.

7.	The amounts of Net sales and other operating revenue-Intersegment for the three months ended and six months ended September 30, 2011 have been corrected from the amounts previously disclosed.

8.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for three months ended September 30, 2012 decreased by approximately ¥1,503 million in Motorcycle business, ¥9,566 million in Automobile business, ¥19 million in Financial services business and ¥244 million in Power product and other businesses, respectively. Depreciation expense for six months ended September 30, 2012 decreased by approximately ¥2,700 million in Motorcycle business, ¥18,037 million in Automobile business, ¥36 million in Financial services business and ¥698 million in Power product and other businesses, respectively. It resulted in an increase of segment income. For further information, see note 1(c).

9.	For the three months ended September 30, 2012, impact of the floods in Thailand is included in Segment income (loss) of Automobile business, see note 1(h).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with additional useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended September 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥415,310	¥746,735	¥128,642	¥354,136	¥241,069	¥1,885,892	¥—	¥1,885,892
Transfers between geographic areas	390,025	47,396	15,915	53,648	3,318	510,302	(510,302)	—

Total	¥805,335	¥794,131	¥144,557	¥407,784	¥244,387	¥2,396,194	¥(510,302)	¥1,885,892

Operating income (loss)	¥(35,305)	¥47,706	¥(4,033)	¥21,869	¥23,064	¥53,301	¥(790)	¥52,511

For the three months ended September 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥487,603	¥991,793	¥125,461	¥442,879	¥223,550	¥2,271,286	¥—	¥2,271,286
Transfers between geographic areas	437,483	62,969	19,110	96,582	6,122	622,266	(622,266)	—

Total	¥925,086	¥1,054,762	¥144,571	¥539,461	¥229,672	¥2,893,552	¥(622,266)	¥2,271,286

Operating income (loss)	¥30,047	¥26,749	¥(8,725)	¥36,404	¥10,542	¥95,017	¥5,850	¥100,867

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the six months ended September 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥753,908	¥1,438,584	¥265,242	¥675,893	¥466,861	¥3,600,488	¥—	¥3,600,488
Transfers between geographic areas	676,803	89,489	30,228	105,343	7,449	909,312	(909,312)	—

Total	¥1,430,711	¥1,528,073	¥295,470	¥781,236	¥474,310	¥4,509,800	¥(909,312)	¥3,600,488

Operating income (loss)	¥(81,203)	¥66,218	¥(10,133)	¥46,976	¥38,808	¥60,666	¥14,424	¥75,090

Assets	¥2,884,276	¥5,706,119	¥443,498	¥971,348	¥688,254	¥10,693,495	¥219,764	¥10,913,259
Long-lived assets	¥1,036,486	¥1,727,544	¥96,927	¥224,247	¥149,569	¥3,234,773	¥—	¥3,234,773

As of and for the six months ended September 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥999,565	¥2,147,345	¥247,479	¥873,541	¥439,265	¥4,707,195	¥—	¥4,707,195
Transfers between geographic areas	932,179	122,128	44,971	178,730	10,749	1,288,757	(1,288,757)	—

Total	¥1,931,744	¥2,269,473	¥292,450	¥1,052,271	¥450,014	¥5,995,952	¥(1,288,757)	¥4,707,195

Operating income (loss)	¥91,025	¥108,966	¥(16,359)	¥68,154	¥22,819	¥274,605	¥2,275	¥276,880

Assets	¥3,099,854	¥6,136,429	¥481,588	¥1,170,618	¥615,405	¥11,503,894	¥(56,307)	¥11,447,587
Long-lived assets	¥1,085,389	¥2,000,980	¥106,766	¥301,710	¥127,950	¥3,622,795	¥—	¥3,622,795

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥465,864 million as of September 30, 2011 and ¥228,945 million as of September 30, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

6.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for three months ended September 30, 2012 decreased by approximately ¥8,939 million in Japan, ¥1,188 million in North America, ¥538 million in Europe and ¥667 million in Asia, respectively. Depreciation expense for six months ended September 30, 2012 decreased by approximately ¥16,995 million in Japan, ¥2,507 million in North America, ¥795 million in Europe and ¥1,174 million in Asia, respectively. It resulted in an increase of operating income. For further information, see note 1(c).

7.	For the three months ended September 30, 2012, impact of the floods in Thailand is included in Operating income (loss) of Asia, see note 1(h).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Per Share Data

Basic net income attributable to Honda Motor Co., Ltd. per common share and the bases of computation are as follows:

For the six months ended September 30, 2011 and 2012

	Yen
	September 30, 2011	September 30, 2012
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥51.17	¥118.71

	Yen (millions)
	September 30, 2011	September 30, 2012
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥92,226	¥213,956
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥92,226	¥213,956
Weighted average number of common shares	1,802,301,150 shares	1,802,299,302 shares

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

For the three months ended September 30, 2011 and 2012

	Yen
	September 30, 2011	September 30, 2012
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥33.53	¥45.63

	Yen (millions)
	September 30, 2011	September 30, 2012
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥60,429	¥82,233
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥60,429	¥82,233
Weighted average number of common shares	1,802,300,868 shares	1,802,299,148 shares

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.